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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                               AMENDMENT NO. 1 TO
                                  SCHEDULE TO
                                 (Rule 14D-100)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                           --------------------------

                        SHOREWOOD PACKAGING CORPORATION
                       (Name of Subject Company (Issuer))

                          INTERNATIONAL PAPER-37, INC.
                          INTERNATIONAL PAPER COMPANY
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (INCLUDING ASSOCIATED RIGHTS)
                         (Title of Class of Securities)

                                   825229107
                     (CUSIP Number of Class of Securities)
                           --------------------------

                             James W. Guedry, Esq.
                          Vice President and Secretary
                          International Paper Company
                            Two Manhattanville Road
                            Purchase, New York 10577
                                 (914) 397-1500
                 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on behalf of Filing Persons)

                                    COPY TO:

                             JEFFREY J. ROSEN, ESQ.
                             O'MELVENY & MYERS LLP
                              153 EAST 53RD STREET
                         NEW YORK, NEW YORK 10022-4611
                                 (212) 326-2000

                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION*:                                AMOUNT OF FILING FEE:
                    $655,939,977                                          $131,188.00

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, par value $.01 per share of Shorewood Packaging Corporation, (the "Common Stock") including associated rights to purchase preferred stock (the "Rights" and together with the Common Stock, the "Shares"), at a price per Share of $21.00 in cash. As of February 15, 2000, there were (i) 27,375,771 Shares outstanding and (ii) 3,859,466 Shares reserved for issuance under stock incentive plans and outstanding options, warrants and other rights to acquire Shares from the Company. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50(th) of one percent of the value of the transaction.
/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:        $131,188.00                  Filing Party:  International Paper-37,
                                                                           Inc.
                                                                           International Paper Company
Form or registration no.:      Schedule TO                  Date Filed:    February 29, 2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
/X/  third-party tender offer subject to Rule 14d-1.
/ /  issuer tender offer subject to Rule 13e-4.
/ /  going-private transaction subject to Rule 13e-3.
/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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                                                   (CONTINUED ON FOLLOWING PAGE)
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                         AMENDMENT NO. 1 TO SCHEDULE TO

    This Amendment No. 1 (this "Amendment") amends and supplements the Schedule TO filed with the Securities and Exchange Commission on February 29, 2000 (the "Schedule TO") by International Paper Company, a New York corporation ("Parent"), and International Paper-37, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Parent. The Schedule TO relates to the offer to purchase all of the outstanding shares of common stock par value $0.01 per share (the "Shares"), of Shorewood Packaging Corporation, a Delaware corporation (the "Company"), at a purchase price of $21.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 29, 2000 and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and
(a)(1)(B), respectively, to the Schedule TO. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

ITEM 11. ADDITIONAL INFORMATION.

    The response to Item 11 is amended and supplemented by the addition of the following:

    The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of Shares pursuant to the Offer has expired.

ITEM 12. EXHIBITS.

    The response to Item 12 is amended to add the following exhibit:

(a)(1)(I)  Press Release issued by Parent dated March 13, 2000.

                                       2
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       INTERNATIONAL PAPER COMPANY

                                                       By:  /s/ JAMES W. GUEDRY
                                                            -----------------------------------------
                                                            Name: James W. Guedry
                                                            Title: Vice President and Secretary

                                                       INTERNATIONAL PAPER-37, INC.

                                                       By:  /s/ JAMES W. GUEDRY
                                                            -----------------------------------------
                                                            Name: James W. Guedry
                                                            Title: President

Date: March 13, 2000

                                       3
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                                 EXHIBIT INDEX

EXHIBIT NO.  DESCRIPTION
-----------  -----------
(a)(1)(I)    Press Release issued by Parent on March 13, 2000.